UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. ____)*
Favrille, Inc.

(Name of Issuer)
Common Stock, $0.001 par value

(Title of Class of Securities)
312088404

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	312088404	13G	Page	2	of	17	Pages

1	NAMES OF REPORTING PERSONS Forward Ventures III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,659,175 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

5,659,175 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,659,175 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	312088404	13G	Page	3	of	17	Pages

1	NAMES OF REPORTING PERSONS Forward Ventures III Institutional Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,659,175 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

5,659,175 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,659,175 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	312088404	13G	Page	4	of	17	Pages

1	NAMES OF REPORTING PERSONS Forward III Associates, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,659,175 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

5,659,175 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,659,175 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	312088404	13G	Page	5	of	17	Pages

1	NAMES OF REPORTING PERSONS Forward Ventures IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,659,175 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

5,659,175 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,659,175 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	312088404	13G	Page	6	of	17	Pages

1	NAMES OF REPORTING PERSONS Forward Ventures IV B, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,659,175 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

5,659,175 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,659,175 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	312088404	13G	Page	7	of	17	Pages

1	NAMES OF REPORTING PERSONS Forward IV Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,659,175 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

5,659,175 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,659,175 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	312088404	13G	Page	8	of	17	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Standish M. Fleming

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		68,286 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,659,175 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		68,286 shares

WITH:	8	SHARED DISPOSITIVE POWER

5,659,175 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,727,461 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	312088404	13G	Page	9	of	17	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ivor Royston, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		54,165 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,169,063 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		54,165 shares

WITH:	8	SHARED DISPOSITIVE POWER

6,169,063 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,223,228 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

15.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Schedule 13G

Item 1(a).	Name of Issuer: Favrille, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
10445 Pacific Center Court, San Diego, CA 92121

Item 2(a).	Names of Person Filing: (1) Forward Ventures III, L.P. (“III, L.P.”); (2) Forward Ventures III Institutional Partners, L.P. (“Institutional Partners, L.P.”), (3) Forward III Associates, L.L.C. (“III Associates, L.L.C.”) (the sole general partner of III, L.P. and Institutional Partners, L.P.); (4) Forward Ventures IV, L.P. (“IV, L.P.”); (5) Forward Ventures IV B, L.P. (“IV B, L.P.”); (6) Forward IV Associates, LLC (“Associates LLC”) (the sole general partner of IV, L.P. and IV B, L.P.); and (7) each of Standish M. Fleming and Ivor Royston, M.D. (the managing members of III Associates, L.L.C. and Associates LLC). III, L.P., Institutional Partners, L.P., III Associates, L.L.C., IV, L.P., IV B, L.P., Associates LLC, Standish M. Fleming and Ivor Royston, M.D. are collectively referred to as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of the Reporting Persons is 9393 Towne Centre Drive, Suite 200, San Diego, CA 92121.

Item 2(c).	Citizenship: Each of III, L.P., Institutional Partners, L.P., IV, L.P. and IV B, L.P. is a limited partnership organized under the laws of the State of Delaware. Each of III Associates, L.L.C. and Associates LLC is a limited liability company organized under the laws of the State of Delaware. Each of Standish Fleming and Ivor Royston, M.D. is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value (“Common Stock”)

Item 2(e).	CUSIP Number: 312088404

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a) [ ]	Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Act”).

	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act.

	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act.

	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e) [ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

	(f) [ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g) [ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j) [ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:

As of December 31, 2007, (i) III, L.P. was the record holder of 100,001 shares of Common Stock, (ii) Institutional Partners, L.P. was the record holder of 378,713 shares of Common Stock, (iii) IV, L.P. was the record holder of 4,775,610 shares of Common Stock, including 659,661 shares issuable upon the exercise of warrants to purchase shares of Common Stock, and (iv) IV B, L.P. was the record holder of 404,851 shares of Common Stock, including 55,923 shares issuable upon the exercise of warrants to purchase shares of Common Stock (such 5,659,175 shares of Common Stock, including 715,584 shares issuable upon the exercise of warrants to purchase Common Stock, to be referred to collectively as the “Record Shares”).

By virtue of the affiliate relationship between III, L.P., Institutional Partners, L.P., IV, L.P. and IV B, L.P., each entity may be deemed to beneficially own all of the Record Shares. As the sole general partner of both III, L.P. and Institutional Partners, L.P., III Associates, L.L.C. may be deemed to beneficially own the Record Shares. As the sole general partner of both IV, L.P. and IV B, L.P., Associates LLC may be deemed to beneficially own the Record Shares. In their capacities as individual managing members of III Associates, L.L.C. and Associates, LLC, each of Standish M. Fleming and Ivor Royston, M.D. may be deemed to beneficially own the Record Shares.

As of December 31, 2007, Standish M. Fleming was the beneficial and record owner of 68,286 shares of Common Stock, including 21,089 shares issuable upon the exercise of warrants to purchase Common Stock, and Royston Grantor Trust was the beneficial and record owner of 193,600 shares of Common Stock, including 66,597 shares issuable upon the exercise of warrants to purchase Common Stock. In addition, as of December 31, 2007, Ivor Royston, M.D. owned options to purchase 57,289 shares of Common Stock, of which 54,165 shares are exercisable by Dr. Royston within 60 days. ICNA, Ltd., an entity whose general partner is Ivor Royston, M.D., was the beneficial and record owner of 168,717 shares of Common Stock, including 63,269 shares issuable upon the exercise of warrants to purchase Common Stock. Colette Royston, the wife of Ivor Royston, M.D., is the beneficial and record owner of 147,571 shares of Common Stock, including 24,416 shares issuable upon the exercise of warrants to purchase Common Stock. Ivor Royston, M.D. shares with his wife the power to vote and the power to dispose or to direct the disposition of these shares and may be deemed to beneficially own the shares of Common Stock of the Company owned beneficially by Colette Royston.

Each of the Reporting Persons expressly disclaims beneficial ownership, except to the extent of its/his pecuniary interest therein, if any, of any shares of Common Stock of the Company except in the case of (i) III, L.P. for the 100,001 shares of Common Stock it holds of record, (ii) Institutional Partners, L.P. for the 378,713 shares of Common Stock it holds of record, (iii) IV, L.P. for the 4,775,610 shares of Common Stock it holds of record, including 659,661 shares issuable upon the exercise of warrants, (iv) IV B, L.P. for the 404,851 shares of Common Stock it holds of record, including 55,923 shares issuable upon the exercise of warrants, (v) Standish M. Fleming for the 68,286 shares of Common Stock he holds of record, including 21,089 shares issuable upon the exercise of warrants, and (v) Ivor Royston, M.D. (a) for the options to purchase 57,289 shares of Common Stock, of which 54,165 shares are exercisable by Dr. Royston within 60 days, issuable upon the exercise of options, which he holds directly, (b) for the 193,600 shares of Common Stock, including 66,597 shares issuable upon the exercise of warrants, in which he holds a beneficial interest as a Trustee of the Royston Grantor Trust, (c) for the 168,717 shares of Common Stock, including 63,269 shares issuable upon the exercise of warrants, in which he holds a beneficial interest as the general partner of ICNA, Ltd., and (d) for the 147,571 shares of Common Stock, including 24,416 shares issuable upon the exercise of warrants, in which he holds a beneficial interest as the spouse of Colette Royston.

(b)	Percent of Class:

13.7% for each Reporting Person except Standish M. Fleming and Ivor Royston, M.D.; 13.9% for Standish M. Fleming and 15.1% for Ivor Royston, M.D. The foregoing percentages are calculated based upon the 41,168,432 shares of Common Stock reported to be outstanding as of January 10, 2008, in the Quarterly Report on Form 10-Q/A of the Company for the quarter ended September 30, 2007.

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

0 shares for each Reporting Person except for Standish M. Fleming and Ivor Royston, M.D.; 54,165 shares for Ivor Royston, M.D.; and 68,286 shares for Standish M. Fleming.

(ii) shared power to vote or to direct the vote:

5,659,175 shares, including 715,584 shares issuable upon exercise of warrants to purchase Common Stock, for each Reporting Person except for Ivor Royston, M.D.; 6,223,228 shares for Ivor Royston, M.D.

(iii) sole power to dispose or direct the disposition of:

0 shares for each Reporting Person except for Standish M. Fleming and Ivor Royston, M.D.; 54,165 shares for Ivor Royston, M.D.; and 68,286 shares for Standish M. Fleming.

(iv)	shared power to dispose or direct the disposition of:

5,659,175 shares, including 715,584 shares issuable upon exercise of warrants to purchase Common Stock, for each Reporting Person except for Ivor Royston, M.D.; 6,223,228 shares for Ivor Royston, M.D.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable. The Reporting Persons expressly disclaim membership in a “group” as defined in Section 13d-1(b)(ii)(J).

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: February 12, 2008

FORWARD VENTURES III, L.P.

By:	Forward III Associates, L.L.C.

	By:	/s/ Standish M Fleming

Standish M. Fleming
Managing Member

FORWARD VENTURES III INSTITUTIONAL PARTNERS, L.P.

By:	Forward III Associates, L.L.C.

	By:	/s/ Standish M Fleming

Standish M. Fleming
Managing Member

FORWARD III ASSOCIATES, L.L.C.

	By:	/s/ Standish M Fleming

Standish M. Fleming
Managing Member

FORWARD VENTURES IV, L.P.

By:	Forward IV Associates, LLC

	By:	/s/ Standish M Fleming

Standish M. Fleming
Managing Member

FORWARD VENTURES IV B, L.P.

By:	Forward IV Associates, LLC

	By:	/s/ Standish M Fleming

Standish M. Fleming
Managing Member

FORWARD IV ASSOCIATES, LLC

	By:	/s/ Standish M Fleming

Standish M. Fleming
Managing Member

/s/ Standish M Fleming

Standish M. Fleming

/s/ Ivor Royston, M.D.

Ivor Royston, M.D.

     Exhibit 1
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Avalon Pharmaceuticals, Inc.
Date: February 12, 2008

FORWARD VENTURES III, L.P.

By:	Forward III Associates, L.L.C.

	By:	/s/ Standish M Fleming

Standish M. Fleming
Managing Member

FORWARD VENTURES III INSTITUTIONAL PARTNERS, L.P.

By:	Forward III Associates, L.L.C.

	By:	/s/ Standish M Fleming

Standish M. Fleming
Managing Member

FORWARD III ASSOCIATES, L.L.C.

	By:	/s/ Standish M Fleming

Standish M. Fleming
Managing Member

FORWARD VENTURES IV, L.P.

By:	Forward IV Associates, LLC

	By:	/s/ Standish M Fleming

Standish M. Fleming
Managing Member

FORWARD VENTURES IV B, L.P.

By:	Forward IV Associates, LLC

	By:	/s/ Standish M Fleming

Standish M. Fleming
Managing Member

FORWARD IV ASSOCIATES, LLC

	By:	/s/ Standish M Fleming

Standish M. Fleming
Managing Member

/s/ Standish M Fleming

Standish M. Fleming

/s/ Ivor Royston, M.D.

Ivor Royston, M.D.